

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 10, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James B. Flaws
Vice Chairman & Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

> RE: Form 10-K for the fiscal year ended December 31, 2008
>   Form 10-Q for the period ended June 30, 2009
>   File No. 1-3247

Dear Mr. Flaws:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief